Monster Offers
117 Calle del Los Molinos

San Clemente, CA 92672

(949) 542-6668

June 11, 2013

Mr. Stephen Krikorian

Accounting Branch Chief

Mr. Morgan Youngwood

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Monster Offers
Item 4.01 Form 8-K

Filed April 5, 2013

File No. 000-53266

To Whom It May Concern:

On behalf of Monster Offers, a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated April 12, 2013 (the “SEC Letter”) regarding the Current Report on Form 8-K (the “Current Report”).

Item 4.01 Form 8-K

1. In accordance with the staff's comment, please be advised that an amended Current Report was filed with the Securities and Exchange Commission on April 15, 2013 regarding the correction in identification of the Company's principal public accounting firm. Please note that the Company's principal public accounting firm is Patrick Rodgers, CPA, PA.

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Securities and Exchange Commission

Page Two

June 11, 2013

On behalf of the Company, we submit the following acknowledgements:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

2. We request that all future correspondence via email be sent to wayne.irving@monsterarts.net.

Sincerely,

Monster Offers

By: /s/ Wayne Irving

Wayne Irving, Chief Executive Officer

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